Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017 TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

Direct Dial Number (212) 455-2516	E-mail Address BWells@stblaw.com

May 14, 2021

Via EDGAR

Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton, Staff Accountant

Re:	KKR Real Estate Select Trust Inc.
Registration Statement on Form N-2
File Nos. 333-238753, 811-23575

Ladies and Gentleman:

On behalf of KKR Real Estate Select Trust Inc. (the “Fund”), we are providing the following responses to oral comments from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) relating to Pre-Effective Amendment No. 2 to the above-referenced registration statement on Form N-2 (the “Registration Statement”) received on May 13, 2021 (the “Comments”).

To assist with your review, we have retyped our record of the Staff’s oral comments in italics below. The responses and information described below are based upon information provided to us by representatives of the Fund.

PROSPECTUS

1. The total annual fund expenses (before and after fee waiver) do not add up and are off by one basis point. Please update and provide changed pages by correspondence. Please also update the hypothetical expense calculations to conform.

Response: The total annual fund expenses are off by one basis point due to a rounding error. The Fund has updated the expense table accordingly as shown in Appendix A. No changes are needed to the hypothetical expense calculations due to the use of whole numbers.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

2. In footnote 8, please explain what the “investor servicing fee” is and how it is different from the Servicing Fee in the table.

Response: The Fund has removed the reference to “investor servicing fees” as shown in Appendix A.

3. Please consider the sales load in year one of the Class S expense example.

Response: The Fund has updated the Class S expense example accordingly as shown in Appendix A.

4. Regarding the balance sheet as of March 31, 2021, please confirm how frequently the Due from Adviser amounts are being settled. It appears this amount carries forward amounts from December 31, 2020.

Response: The Fund expects the Due from Adviser amounts to be settled quarterly post-effectiveness of the Registration Statement. No payment was made in the first quarter of 2021.

5. Going forward, please break out expense items that represent more than 5% as separate line items on the statement of operations as required by Regulation S-X § 6-07.2(b). We note that we believe offering expenses would have exceeded this limit for the three months ended March 31, 2021.

Response: The Fund acknowledges the Staff’s comment and submits that it will break out expense items that represent more than 5% of total expenses as separate line items on the statement of operations as required by Regulation S-X § 6-07.2(b), on a go-forward basis.

6. In footnote 3 of the financial statements as of and for the three months ended March 31, 2021, please explain why a range of values was not provided for the KRE El Camino Real discount rate and exit capitalization rate.

Response: A range of values was not provided for the KRE El Camino Real discount rate and exit capitalization rate because KRE El Camino Real only consists of one property. In comparison, AIP-PMR Industrial 3-Pack consists of three properties as disclosed in the Registration Statement, so a range of the individual values used for each property was provided.

7. In footnote 4 of the financial statements as of and for the three months ended March 31, 2021, we note the disclosure that no management fee will be paid until the Fund enters into the advisory agreement and that the management fee will be waived through December 31, 2022. Please confirm by correspondence whether these features also apply to the incentive fee.

Response: The advisory agreement is currently not in effect, and no management fees or incentive fees have been charged to date or will be charged until the agreement goes into effect. The advisory agreement is expected to go into effect concurrent with effectiveness of the Registration Statement. The Fund does not have an incentive fee waiver.

Please call Rajib Chanda (202-636-5543) or me (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells Partner

cc:	Jacob Sandoval, Branch Chief Chris Bellacicco, Attorney-Adviser Lori Hoffman, KKR Registered Advisor LLC Megan Gaul, KKR Registered Advisor LLC Rajib Chanda, Simpson Thacher & Bartlett LLP

Appendix A

SUMMARY OF FUND EXPENSES

This table illustrates the fees and expenses of the Fund that you will incur if you buy and hold shares of the Fund's Common Stock. Because the Fund has a limited operating history, many of these expenses are estimates.

	Class I Shares	Class D Shares	Class S Shares	Class U Shares
Stockholder Transaction Expenses:				
Maximum Sales Load (as a percentage of the offering price)[1]	None	None	3.0%	None
Maximum Dealer Manager Fees (as a percentage of the offering price)[1]	None	None	0.5%	None
Annual Expenses (Percentage of Net Assets Attributable to Shares)				
Management Fee[2]	1.25%	1.25%	1.25%	1.25%
Incentive Fee[3]	0.88%	0.88%	0.88%	0.88%
Servicing Fee[4]	None	0.25%	0.25%	0.25%
Distribution Fee[5]	None	None	0.60%	0.60%
Interest Payments on Borrowed Funds[6]	0.36%	0.36%	0.36%	0.36%
Property Level Expenses[7]	—	—	—	—
Other Expenses[8]	1.25%	1.25%	1.25%	1.25%
Total Annual Fund Operating Expenses	~~3.73~~3.74%	~~3.98~~3.99%	~~4.58~~4.59%	~~4.58~~4.59%
Fees Waived and/or Expenses Reimbursed[9]	-0.75%	-0.75%	-0.75%	-0.75%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	~~2.98~~2.99%	~~3.23~~3.24%	~~3.83~~3.84%	~~3.83~~3.84%

1 KKR Capital Markets LLC (the "Distributor") is the principal underwriter and distributor of the Fund's Common Stock and serves in that capacity on a best efforts basis, subject to various conditions. Shares may be offered through Selling Agents that have entered into selling agreements with the Distributor. Selling Agents typically receive the sales load with respect to Class S Shares purchased by their clients. The Distributor does not retain any portion of the sales load or dealer manager fees. Class S Shares are subject to a maximum sales load of up to 3.0% of the offering price. However, purchases of Class S Shares may be eligible for a sales load discount. Class S Shares are subject to a maximum dealer manager fee of 0.5% of the offering price. See "Purchase of Shares—Sales Loads and Dealer Manager Fees." The Selling Agents may, in their sole discretion and subject to applicable law, reduce or waive the sales load on a non-scheduled basis in individual cases. Class D Shares, Class U Shares and Class I Shares are each not subject to a sales load or dealer manager fee; however, investors could be required to pay brokerage commissions on purchases and sales of Class D, Class U or Class I Shares to their Selling Agents. Investors should consult with their Selling Agents about the sale load and any additional fees or charges their Selling Agents might impose on each class of Shares.

2 Pursuant to an investment advisory agreement, the Adviser receives a Management Fee, payable monthly in arrears by the Fund, at an annual rate equal to 1.25% of the average daily value of the Fund's net assets. The Adviser has voluntarily agreed to waive its Management Fee from effectiveness of the Fund's registration statement until December 31, 2021. Effective January 1, 2022, the Adviser's agreement to temporarily waive its Management Fee will terminate and the Adviser will receive a Management Fee at an annual rate of 1.25% of the average daily value of the Fund's net assets. This voluntary fee reduction is not reflected in the fee schedule above. The longer an investor holds shares of the Fund's common stock during this period, the longer such investor will receive the benefit of this Management Fee waiver period.

3 Pursuant to an investment advisory agreement, the Adviser receives an incentive fee calculated and payable quarterly in arrears in an amount equal to 12.5% of the Fund's Portfolio Operating Income for the immediately preceding quarter. See "Management of the Fund—Investment Advisory Agreements and

Fees.” For purposes of the table above, we have assumed Portfolio Operating Income equal to 7% of the Fund’s net asset value. Actual Portfolio Operating Income may be higher or lower. 4 The Fund pays the Distributor a Servicing Fee that is payable monthly and accrued daily at an annualized rate of 0.25% of the net assets of the Fund attributable to Class D Shares, Class S Shares and Class U Shares. The Servicing Fee is for personal services provided to stockholders and/or the maintenance of stockholder accounts and to reimburse the Distributor for related expenses incurred. The Distributor generally will pay all or a portion of the Servicing Fee to the Selling Agents that sell Class D Shares, Class S Shares and Class U Shares. The Servicing Fee is governed by the Fund’s Distribution and Service Plan. 5 The Fund pays the Distributor a Distribution Fee that is payable monthly and accrued daily at an annualized rate of 0.60% of the net assets of the Fund attributable to Class U Shares and Class S Shares. The Distribution Fee is for the sale and marketing of the Class U Shares and Class S Shares and to reimburse the Distributor for related expenses incurred. All or a portion of the Distribution Fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to a service fee under Financial Industry Regulatory Authority (“FINRA”) rules. The Distributor generally will pay all or a portion of the Distribution Fee to the Selling Agents that sell Class U Shares and Class S Shares. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan. 6 The table assumes the average use of leverage by the Fund (including by the Fund’s consolidated subsidiaries) in an amount equal to 10% of the Fund’s total assets (less all liabilities and indebtedness not represented by Investment Company Act leverage) and assumes the annual interest rate on borrowings is 3.2%. The Fund’s actual interest costs associated with leverage may differ from the estimates above. In addition, the Fund also expects that its unconsolidated operating entities will use borrowings, the costs of which will be indirectly borne by stockholders. On April 1, 2021, the Fund entered into an unsecured line of credit with KKR Financial Holdings LLC, an affiliate of KKR, pursuant to which the Fund may borrow up to $100 million (consisting of a $50 million committed portion and a $50 million uncommitted portion) at an interest rate equal to the then-current interest rate offered by an unaffiliated third-party lender or, if no such rate is available, LIBOR plus 3.00%. 7 Represents estimated fees and expenses related to property management, disposition expenses, any other expenses related to investments in real property by the Fund’s consolidated subsidiaries for the first year of the Fund’s operations. In addition, the Fund also expects that its unconsolidated operating entities will incur property management, disposition and other expenses related to investments in real property, the costs of which will be indirectly borne by stockholders. The Fund’s real estate operating subsidiaries have and expect in the future to hire affiliated property managers (who could also be joint venture partners for an investment) at prevailing market rates to perform management and specialized services for the Fund’s commercial real estate investments. 8 “Other Expenses” are estimated based on average Fund net assets of $240,000,000 and anticipated expenses for the first year of the Fund’s operations after the commencement of this offering (assuming that the Fund has $150,000,000 of net assets from the KKR commitment as of the commencement of this offering). “Other Expenses” include professional fees, preferred share dividends, offering expenses and other expenses, including, without limitation, filing fees, printing fees, administration fees, custody fees, director fees, insurance costs and financing costs. Any offering expenses will be amortized over a twelve-month period. 9 Pursuant to an Expense Limitation and Reimbursement Agreement, through December 31, 2022, the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund so that certain of the Fund’s Specified Expenses will not exceed 0.50% of net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.50% of net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within three years after the date the Adviser waived or reimbursed such fees or expenses; provided, however, that the Adviser may recapture a Specified Expense in the same year it is incurred. This arrangement cannot be terminated prior to December 31, 2022 without the Board’s consent. “Specified Expenses” is defined to include all expenses incurred in the business

Fees.” For purposes of the table above, we have assumed Portfolio Operating Income equal to 7% of the Fund’s net asset value. Actual Portfolio Operating Income may be higher or lower. 4 The Fund pays the Distributor a Servicing Fee that is payable monthly and accrued daily at an annualized rate of 0.25% of the net assets of the Fund attributable to Class D Shares, Class S Shares and Class U Shares. The Servicing Fee is for personal services provided to stockholders and/or the maintenance of stockholder accounts and to reimburse the Distributor for related expenses incurred. The Distributor generally will pay all or a portion of the Servicing Fee to the Selling Agents that sell Class D Shares, Class S Shares and Class U Shares. The Servicing Fee is governed by the Fund’s Distribution and Service Plan. 5 The Fund pays the Distributor a Distribution Fee that is payable monthly and accrued daily at an annualized rate of 0.60% of the net assets of the Fund attributable to Class U Shares and Class S Shares. The Distribution Fee is for the sale and marketing of the Class U Shares and Class S Shares and to reimburse the Distributor for related expenses incurred. All or a portion of the Distribution Fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to a service fee under Financial Industry Regulatory Authority (“FINRA”) rules. The Distributor generally will pay all or a portion of the Distribution Fee to the Selling Agents that sell Class U Shares and Class S Shares. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan. 6 The table assumes the average use of leverage by the Fund (including by the Fund’s consolidated subsidiaries) in an amount equal to 10% of the Fund’s total assets (less all liabilities and indebtedness not represented by Investment Company Act leverage) and assumes the annual interest rate on borrowings is 3.2%. The Fund’s actual interest costs associated with leverage may differ from the estimates above. In addition, the Fund also expects that its unconsolidated operating entities will use borrowings, the costs of which will be indirectly borne by stockholders. On April 1, 2021, the Fund entered into an unsecured line of credit with KKR Financial Holdings LLC, an affiliate of KKR, pursuant to which the Fund may borrow up to $100 million (consisting of a $50 million committed portion and a $50 million uncommitted portion) at an interest rate equal to the then-current interest rate offered by an unaffiliated third-party lender or, if no such rate is available, LIBOR plus 3.00%. 7 Represents estimated fees and expenses related to property management, disposition expenses, any other expenses related to investments in real property by the Fund’s consolidated subsidiaries for the first year of the Fund’s operations. In addition, the Fund also expects that its unconsolidated operating entities will incur property management, disposition and other expenses related to investments in real property, the costs of which will be indirectly borne by stockholders. The Fund’s real estate operating subsidiaries have and expect in the future to hire affiliated property managers (who could also be joint venture partners for an investment) at prevailing market rates to perform management and specialized services for the Fund’s commercial real estate investments. 8 “Other Expenses” are estimated based on average Fund net assets of $240,000,000 and anticipated expenses for the first year of the Fund’s operations after the commencement of this offering (assuming that the Fund has $150,000,000 of net assets from the KKR commitment as of the commencement of this offering). “Other Expenses” include professional fees, preferred share dividends, offering expenses and other expenses, including, without limitation, filing fees, printing fees, administration fees, custody fees, director fees, insurance costs and financing costs. Any offering expenses will be amortized over a twelve-month period. 9 Pursuant to an Expense Limitation and Reimbursement Agreement, through December 31, 2022, the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund so that certain of the Fund’s Specified Expenses will not exceed 0.50% of net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.50% of net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within three years after the date the Adviser waived or reimbursed such fees or expenses; provided, however, that the Adviser may recapture a Specified Expense in the same year it is incurred. This arrangement cannot be terminated prior to December 31, 2022 without the Board’s consent. “Specified Expenses” is defined to include all expenses incurred in the business 1 Year 3 Years 5 Years 10 Years Total Expenses Incurred $ 72 $ 155 $ 246 $ 478 The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.